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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE 13E-3/A4
                        RULE 13e-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                               ALFA LEISURE, INC.
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                                (Name of Issuer)

                               ALFA LEISURE, INC.
                                JOHNNIE R. CREAN
                         ALFA LEISURE ACQUISITION CORP.
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                      (Name of Person(s) Filing Statement)

                           Common Stock, no par value
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                         (Title of Class of Securities)

                                    013394109
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                      (CUSIP Number of Class of Securities)

                           Karen Nicolai Winnett, Esq.
                        Oppenheimer Wolff & Donnelly LLP
   500 Newport Center Drive, Suite 700, Newport Beach, CA 92660; 949/719-6000
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       (Name, Address and Telephone Number of Person Authorized to Receive
       Notices and Communications on Behalf of Person(s) Filing Statement)

    This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-1], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [Section 240.13e-3(c)]
        under the Securities Exchange Act of 1934.
b. [ ]  The filing of a registration statement under the Securities Act of 1933.
c. [ ]  A tender offer.
d. [X]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]


                            CALCULATION OF FILING FEE
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        Transaction                                 Amount of filing fee
    valuation * $835,965                                   $232.40
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*    Transaction valuation calculated by multiplying the number of shares which the Company anticipates will be exchanged for cash in the proposed merger (303,987 shares) times the amount of cash to be paid for the shares ($2.75 per share).

[ ] Check box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration Number:
Filing Party:
Date Filed:

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Results of the Transaction

         On September 27, 1999, Alfa Leisure Acquisition Corp. acquired 2,748,744 shares of common stock of Alfa Leisure, Inc. representing in excess of 90% of the outstanding common stock of Alfa Leisure, Inc. from 24 persons.

         On September 30, 1999, Alfa Leisure, Inc. was merged with and into Alfa Leisure Acquisition Corp. All shareholders of Alfa Leisure, Inc. other than Alfa Acquisition Corp. received $2.75 per share for the shares of Alfa Leisure, Inc. held by them.

         As a part of the merger, the name of Alfa Leisure Acquisition Corp. was changed to Alfa Leisure, Inc.


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                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 5, 1999                  ALFA LEISURE, INC., a California
                                        corporation as successor to Alfa
                                        Leisure, Inc., a Texas corporation


                                        By: /s/ MARK A. SCHWARTZ
                                            ------------------------------------
                                                Mark A. Schwartz,
                                                Chief Financial Officer


                                        ALFA LEISURE, INC., a California
                                        corporation formerly known as Alfa
                                        Leisure Acquisition Corp.


                                        By: /s/ MARK A. SCHWARTZ
                                            ------------------------------------
                                                Mark A. Schwartz,
                                                Chief Financial Officer


                                           /s/ JOHNNIE R. CREAN
                                            ------------------------------------
                                               JOHNNIE R. CREAN


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